Exhibit 99.1

1347 Advisors to Provide Services to United

TORONTO, Aug. 31, 2011 /CNW/ - United Insurance Holdings Corp. ("United" or the "Company") announced today that it has entered into a management services agreement with 1347 Advisors LLC ("1347 Advisors") pursuant to which 1347 Advisors will provide the services of an interim Chief Financial Officer to United, as well as certain strategy consulting, corporate development, corporate finance, and actuarial services.

United also announced the appointment of Hassan Baqar as interim Chief Financial Officer.  Mr. Baqar has extensive finance and accounting experience in the property and casualty insurance industry.   He is currently a Managing Director of 1347 Advisors, as well as a Vice President of Kingsway America Inc.   Mr. Baqar's services as interim Chief Financial Officer of the Company are provided under the terms of the management services agreement.  "We are very pleased to have Hassan begin working with our team at United," said Don Cronin, its CEO.

About United Insurance Holdings Corp.

Founded in 1999, United Property & Casualty Insurance Company, a subsidiary of United Insurance Holdings Corp., writes and services homeowners insurance in Florida and South Carolina and is licensed to write property & casualty insurance in Massachusetts. From its headquarters in St. Petersburg, United's team of dedicated employees manages a completely integrated insurance company, including sales, underwriting, customer service and claims. The Company distributes its homeowners, dwelling fire and flood products through many agency groups and conducts business through three wholly-owned subsidiaries. Homeowners insurance constitutes the majority of United's premiums and policies.

About 1347 Advisors LLC

1347 Advisors LLC ("1347 Advisors") provides corporate development and other insurance services to the insurance industry.  1347 Advisors is a wholly owned subsidiary of Kingsway Financial Services Inc. ("Kingsway"), an insurance holding company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway or United management's current beliefs, based on information currently available.  A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's or United's securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com for Kingsway, on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov for United and/or Kingsway or through their respective websites (www.upcic.com and www.kingsway-financial.com). Except as expressly required by applicable securities law, Kingsway and United disclaim any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 17:20e 31-AUG-11